SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549

                          ------------

                          SCHEDULE 13D
                         (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
   TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                         RULE 13d-2(a)


                       Tele-Optics, Inc.
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                        (Name of Issuer)

                 Common Stock, par value $.001
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                 (Title of Class of Securities)

                          879247 10 4
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                         (CUSIP Number)

                        Alicia M. LaSala
          6674 Serena Lane, Boca Raton, Florida 33433
                         (561) 487-2083
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         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                         June 23, 2003
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    (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                 (Continued on following pages)

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     (1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     EXPLANATORY NOTE: AS OF THE DATE HEREOF, THE ISSUER HAD ISSUED AND OUTSTANDING 13,005,000 ISSUED AND OUTSTANDING.


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CUSIP No. 879247 10 4         SCHEDULE 13D
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Alicia M. LaSala and
     The Parkview Group, Inc., Alicia M. LaSala, President
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                             (a)  [_]
                                             (b)  [_]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)     [_]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
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               7    SOLE VOTING POWER

                              Alicia M. LaSala  - 750,000
                              The Parkview Group, Inc. - 600,000
          --------------------------------------------------------------
NUMBER OF      8    SHARED VOTING POWER
SHARES                        Alicia M. LaSala  - 750,000
BENEFICIALLY                  The Parkview Group, Inc. - 600,000
OWNED BY  --------------------------------------------------------------
EACH           9    SOLE DISPOSITIVE POWER
REPORTING                     Alicia M. LaSala  - 750,000
PERSON                        The Parkview Group, Inc. - 600,000
WITH      --------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                              Alicia M. LaSala  - 750,000
                              The Parkview Group, Inc. - 600,000
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              Alicia M. LaSala  - 750,000
                              The Parkview Group, Inc. - 600,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                   [_]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   10.3%
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14   TYPE OF REPORTING PERSON
                              Five percent (5%) or more Shareholder
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Item 1. Security and Issuer

     The class of securities to which this Schedule 13D relates is the common stock, par value $.001 per share (the "Shares"), of TELE-OPTICS, INC., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2300 Glades Road, Suite 210W, Boca Raton, FL 33431.


Item 2. Identity and Background

     This statement is being filed by Alicia M. LaSala, 6674 Serena Lane, Boca Raton, Florida 33433. Ms. LaSala is President and the Sole Officer of The Parkview Group, Inc. During the past five years, Ms. LaSala has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Ms. LaSala is a citizen of the United States.


Item 3. Source and Amount of Funds or Other Consideration

     Ms. LaSala purchased the shares from the Company from January, 1999 to June, 2003. Ms. LaSala used personal funds to make these purchases.


Item 4. Purpose of Transactions

     Investment purposes.


Item 5. Interest in Securities of the Issuer

     At June 23, 2003, the aggregate number of shares held of record by Ms. LaSala were 1,350,000 or approximately 10.3% of the Issuer's issued and outstanding Shares.

     Ms. LaSala possesses sole voting and dispositive power as to the 1,350,000 shares of the Issuer's Common Stock.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None.


Item 7. Material to be Filed as Exhibits

     None.


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                                SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and accurate.


Dated: June 24, 2003                  By:  /s/Alicia M. LaSala
                                         ------------------------------
                                         Alicia M. LaSala

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